EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2012	2011	2012	2011
Fixed Charges:
Interest expense	$106	$116	$324	$367
Capitalized interest	3	3	11	9
Portion of rental expense which represents interest factor	53	56	167	169
Total Fixed Charges	$162	$175	$502	$545

Earnings Available for Fixed Charges:
Pre-tax income	$317	$367	$981	$1,118
Add: Distributed equity income of affiliated companies	2	—	38	28
Add: Fixed charges	162	175	502	545
Less: Capitalized interest	(3)	(3)	(11)	(9)
Less: Net income-noncontrolling interests	(6)	(9)	(20)	(25)
Total Earnings Available for Fixed Charges	$472	$530	$1,490	$1,657

Ratio of Earnings to Fixed Charges	2.91	3.03	2.97	3.04

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:

Fixed Charges:
Interest expense	$106	$116	$324	$367
Capitalized interest	3	3	11	9
Portion of rental expense which represents interest factor	53	56	167	169
Total Fixed Charges before preferred stock dividends pre-tax income requirements	162	175	502	545
Preferred stock dividends pre-tax income requirements	10	10	29	29
Total Combined Fixed Charges and Preferred Stock Dividends	$172	$185	$531	$574

Earnings Available for Fixed Charges:
Pre-tax income	$317	$367	$981	$1,118
Add: Distributed equity income of affiliated companies	2	—	38	28
Add: Fixed charges before preferred stock dividends	162	175	502	545
Less: Capitalized interest	(3)	(3)	(11)	(9)
Less: Net income-noncontrolling interests	(6)	(9)	(20)	(25)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$472	$530	$1,490	$1,657

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.74	2.86	2.81	2.89